UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
____________________________
Greenlight Biosciences Holdings, PBC
(Name of Issuer)
Common stock, par value $0.0001 per share
(Title of Class of Securities)
39536G 105
(CUSIP Number)
c/o Ana Mondedeu Insunza
Insud Pharma, S.L.
Calle de Manuel Pombo Angulo, No. 28, 3rd Floor
28050 Madrid, Spain
with copies to:

Juan Manuel de Remedios
John Vetterli
Scott Levi
White & Case LLP
Calle Velázquez 86D, 3rd Floor
28006 Madrid, Spain
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 29, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Insud Pharma, S.L.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☒ (1) (b)☐
3	SEC USE ONLY

4	SOURCE OF FUNDS SC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Spain

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,551,020

	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,551,020

	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,551,020

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.68% (2)

14	TYPE OF REPORTING PERSON OO

(1) See Items 4 and 5.
(2) The ownership percentage below is based on the 151,681,314 shares of common stock, par value $0.0001 per share outstanding as of May 8, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on May 11, 2023.

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of GreenLight Biosciences Holdings, PBC, a public benefit corporation incorporated in Delaware (the “Issuer”).  The address of the Issuer’s principal executive office is 29 Hartwell Avenue, Lexington, Massachusetts.

Item 2.	Identity and Background.

(a)
This Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) by Insud Pharma, S.L. (the “Reporting Person”).  Information regarding each director and executive officer of the Reporting Person (collectively, the “Covered Persons”) is set forth in Annex A and incorporated herein by reference.

(b)	The principal business address of the Reporting Person and each of the Covered Persons is c/o Insud Pharma, S.L., Calle de Manuel Pombo Angulo, No. 28, 3rd Floor, 28050 Madrid, Spain.

(c)
The principal business of the Reporting Person is operating across the entire pharmaceutical value chain, delivering specialized expertise and experience in scientific research, development, manufacturing, sales and marketing of a wide range of value-adding active pharmaceutical ingredients (APIs), finished dosage forms (FDFs) and branded pharmaceuticals, for human and animal health. The present principal occupation or employment of each of the Covered Persons is its or his position at the Reporting Person, as set forth in Annex A incorporated herein by reference.

(d)-(e)
During the last five years, none of the Reporting Person, or to the best of its knowledge, any of the Covered Persons, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a sociedad limitada organized in Spain. The citizenship or place of organization of each of the Covered Persons is set forth in Annex A and incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information in Items 5 and 6 of this Schedule 13D is incorporated herein by reference.  On May 29, 2023, the Reporting Person entered into a contribution and exchange agreement with SW ParentCo, Inc., a Delaware corporation (the “Parent”) in connection with the Issuer’s Agreement and Plan of Merger (the “Merger Agreement”) with Parent, and wholly-owned subsidiary of Fall Line Endurance Fund, LP, and SW MergerCo, Inc., a wholly-owned subsidiary of Parent.  Other holders of Common Stock of the Issuer (the “Rollover Stockholders”) also entered into contribution and exchange agreements with the Parent with identical terms (collectively, the “Contribution and Exchange Agreements”).  Pursuant to the Contribution and Exchange Agreements, the Rollover Stockholders agreed to contribute in the aggregate 120,521,038 shares of Common Stock (the “Rollover Shares,” which include 2,551,020 shares of Common Stock beneficially owned by the Reporting Person) to Parent, in exchange for an equal number of shares of Series A-2 Preferred Stock, par value $0.0001 per share, of Parent. As a result of the Reporting Person’s actions in connection with its Contribution and Exchange Agreement, the Reporting Person may be deemed to be member, along with the other Rollover Stockholders, of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which “group” collectively owns approximately 79.46% of the Issuer’s outstanding Common Stock.  The information in the Issuer’s Current Report on Form 8-K, filed with the SEC on May 30, 2023, describing the terms of the Merger Agreement and Contribution and Exchange Agreement is incorporated herein by reference.  The Reporting Person’s Contribution and Exchange Agreement is also filed as Exhibit 7.1 hereto.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
The information contained on the cover pages of this Schedule 13D is incorporated herein by reference.  The ownership percentages herein are based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 11, 2023.  All Rollover Stockholders that are members of the “group” are listed below based on information provided by the Issuer to the Reporting Person:

Name	Number of Shares	% Ownership(1)
S2G Ventures Fund I, LP	2,087,043	1.38%
S2G Ventures Fund II, LP	8,582,284	5.66%
S2G Builders Food & Agriculture Fund III, LP	11,551,245	7.62%
Builders GRNA Holdings, LLC	127,551	0.08%
Morningside Venture Investments Ltd.	15,919,155	10.50%
MVIL, LLC	1,000,000	0.66%
Fall Line Endurance Fund, LP	11,452,834	7.55%
Kodiak Venture Partners III, L.P	9,573,157	6.31%
Kodiak III Entrepreneurs Fund, L.P.	236,741	0.16%
Continental Grain Company	2,387,044	1.57%
Conti Greenlight Investors, LP	4,102,198	2.70%
MLS Capital Fund II, L.P.	5,818,575	3.84%
Cormorant Global Heathcare Master Fund, LP	4,751,020	3.13%
Cormorant Private Healthcare Fund II, LP	4,437,639	2.93%
Neglected Climate Opportunities, LLC	4,041,280	2.66%
Rivas Ventures LLC	3,515,333	2.32%
Prelude Ventures LC	3,189,151	2.10%
CG Investments Inc. VI	1,552,500	1.02%
Lewis & Clark Plant Sciences Fund I, LP	1,816,746	1.20%
Lewis & Clark Ventures I, LP	557,632	0.37%
Insud Pharma, S.L. (the Reporting Person)	2,551,020	1.68%
Xeraya Cove Ltd.	1,734,277	1.14%
The Board of Trustees of the LeLand Stanford Junior University	1,687,374	1.11%
Alexandria Venture Investments, LLC	1,609,909	1.06%
Boscolo Intervest Limited	1,520,408	1.00%
Macro Continental, Inc.	1,416,895	0.93%
Malacca Jitra PTE Inc.	1,368,301	0.90%
Cummings Foundation, Inc.	1,275,510	0.84%

Grupo Ferrer Internacional, S.A.	1,094,248	0.72%
Sage Hill Investors	1,000,000	0.66%
Serum Institute	1,000,000	0.66%
Tao Invest III LLC	834,817	0.55%
Tao Invest V	1,836,847	1.21%
Series GreenLight 2, a separate series of BlueIO Growth LLC	569,423	0.38%
Series Greenlight, a separate series of BlueIO Growth LLC	500,890	0.33%
New Stuff LLC	500,000	0.33%
New Stuff Deux LLC	306,112	0.20%
Lupa Investment Holdings, LP	367,369	0.24%
RPB Ventures, LLC	300,000	0.20%
Velocity Financial Group	292,186	0.19%
David Brewster	172,500	0.11%
Rosemary Sagar (BlueIO investor)	208,704	0.14%
Michael Ruettgers Revocable Trust as amended and restated	206,629	0.14%
Furneaux Capital Holdco, LLC	188,134	0.12%
Deval Patrick	172,500	0.11%
Samambaia Investments Limited	159,493	0.11%
Carole S. Furneaux	150,000	0.10%
Alfa Holdings, Inc.	100,000	0.07%
Ricardo Sagrera	93,860	0.06%
Michael Steinberg	91,842	0.06%
Rodrigo Aguilar	85,330	0.06%
Roger Richard	69,888	0.05%
Matthew Walker	63,775	0.04%
Dennis Clarke	25,510	0.02%
Eric Anderson	25,510	0.02%
Karthikeyan Ramachandriya	47,000	0.03%
Marta Ortega-Valle	29,798	0.02%
Himanshu Dhamankar	27,255	0.02%
Sweta Gupta	2,329	0.00%
Jason Gillian	28,732	0.02%
Ifeyinwa Iwuchukwu	14,886	0.01%
Nicholas Skizim	26,965	0.02%
Lorenzo Aulisa	2,697	0.00%

Caitlin Macadino	28,821	0.02%
Riverroad Capital Partners	12,010	0.01%
Anna Senczuk	9,984	0.01%
Steve Naugler	8,157	0.01%
Maria Lurantos	4,015	0.00%
TOTAL	120,521,038	79.46%

(1)          The ownership percentage below is based on the 151,681,314 shares of Common Stock outstanding as of May 8, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on May 11, 2023.
As a result, the group may be deemed to have acquired beneficial ownership of all the shares beneficially owned by each member of the “group.” As such, the group may be deemed to beneficially own in the aggregate 120,521,038 shares of Common Stock. The above Common Stock does not include any Common Stock which may be beneficially owned by any of the other parties to documents relating to the Merger Agreement not listed above.  The individuals and/or entities listed in the table in this Item 5 other than the Reporting Person herein have been notified by the Issuer that such individuals and/or entities may beneficially own certain Common Stock and need to file separate beneficial ownership reports with the SEC related thereto.  Neither the filing of this Schedule 13D nor any of its contents, however, shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the Common Stock beneficially owned in the aggregate by other members of the “group” and their respective affiliates for purposes of Section 13(d)(3) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
(c) Except as described in Items 3 and 4 of this Schedule, which descriptions are incorporated herein by reference, the Reporting Person, and, to the best knowledge of the Reporting Person, each of the Covered Persons, has not effected any transactions in the common stock during the past 60 days.
(d) To the best knowledge of the Reporting Person, no one other than the Reporting Person and its respective members, shareholders and affiliates has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein as beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Except as described above and herein in this Schedule 13D, there are no other contracts, understandings or relationships (legal or otherwise) among the Reporting Person, or, to the best of its knowledge, any of the Covered Persons and between such persons and any person with respect to any of the securities of the Issuer currently owned by the Reporting Person.
Item 7.	Material to be Filed as Exhibits.

Exhibit 7.1	Contribution and Exchange Agreement (incorporated by reference to Exhibit 99.3 to the Schedule 13D/A of Fall Line Endurance Fund, LP, filed with the SEC on May 29, 2023).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 8, 2023	INSUD PHARMA, S.L.

	By:	/s/ Ana Mondedeu Insunza
Name: Ana Mondedeu Insunza
Title: Associate General Counsel and Secretary

Annex A
Directors and Executive Officers of Insud Pharma, S.L.
The name, present principal occupation, principal business address and citizenship or place or organization of each director and executive officer of Insud Pharma, S.L. are set forth below.
Name	Present Principal Occupation or Employment	Citizenship or Place of Organization

YOBU CAPITAL VENTURES, S.L. (Represented by Mr. Leandro Martin Sigman Gold)	Director of Insud Pharma, S.L.	Spain

NEUROCIENCIA INTEGRATIVA, S.L.	Director of Insud Pharma, S.L.	Spain

TOMOUZO, S.L. (Represented by Mr. Lucas Sigman Gold)	Director and Chairman of the Board of Insud Pharma, S.L.	Spain

KEVILMARE HOLDING, S.L. (Represented by Mr. Ignacio Ponce Gutierrez)	Director, Insud Pharma, S.L.	Spain

Lucas Sigman Gold	CEO of Insud Pharma, S.L.	Spain